PUBLIC



15045804

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT SEC
FORM X-17A-5   Mail Processing
PART III   Section

FEB 26 2015

SEC FILE NUMBER
8- 69217

FACING PAGE   Washington DC
Information Required of Brokers and Dealers Pursuant to Section 17 of the ✳
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder
404

REPORT FOR THE PERIOD BEGINNING___01/01/14___ AND ENDING___12/31/14___
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Accord Capital Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
   600 Montgomer Street, 17th Floor

                                (No. and Street)

San Francisco   CA   94111
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Desi Co   (415) 544-7862
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
   Armanino LLP

                    (Name – if individual, state last, first, middle name)

12657 Alcosta Blvd. Suite 500   San Ramon   CA   94583
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

   ☒ Certified Public Accountant

   ☐ Public Accountant

   ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _Desiderio Go Co Jr._ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Accord Capital Partners LLC_ , as of _February 19_ , 20 _15_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

Managing Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California, County of _San Francisco_
Subscribed and sworn to (or affirmed) before me
on this _19_ day of _February 15_,
by _Desiderio Go Co Jr_,
proved to me on the basis of satisfactory evidence
to be the person(s) who appeared before me

Signature: _____

Accord Capital Partners LLC

Statement of Financial Condition

December 31, 2014



ACCORD

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Accord Capital Partners LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Accord Capital Partners LLC as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Accord Capital Partners LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Accord Capital Partners LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Armanino LLP

Armanino^{LLP}
San Jose, California

February 19, 2015

ACCORD CAPITAL PARTNERS LLC
Statement of Financial Condition
December 31, 2014

ASSETS

Assets
Cash and cash equivalents	$	340,323
Accounts receivable		39,565
Due from affiliate		6,716
Prepaid expenses and other assets		2,758
Total assets	$	389,362

LIABILITIES AND MEMBER'S EQUITY

Liabilities
Accounts payable	$	67,401
Member's equity		321,961
Total liabilities member's equity	$	389,362

The accompanying notes are an integral part of these financial statements.

1. <u>Nature of Business and Summary of Accounting Policies</u>

<u>Nature of business</u>

Accord Capital Partners LLC (the "Company") is a Delaware limited liability company formed on October 31, 2012. The Company was a single member limited liability company wholly owned by Milagro Group LLC ("Milagro"). On May 13, 2014, Accord Group Holdings LLC ("AGH") acquired Milagro's 100% interest in the Company. The Company is registered with the Securities and Exchange Commission as a fully disclosed broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides private placement and advisory services.

The Company receives support from AGH, an affiliated company, for such items as personnel salaries and benefits, accounting and information technology services, office equipment, and other miscellaneous overhead expenses (see Note 4). The financial results of the Company may have been significantly different absent this relationship with the affiliated company.

<u>Accounts receivable</u>

Accounts receivable consist of consulting and advisory fees receivable and reimbursements for out-of-pocket expenses receivable from clients. The Company uses the allowance method to account for uncollectible accounts. Based on historical write-offs, overall economic conditions, and an evaluation of the current aging status of its receivables, the Company has established an allowance for doubtful accounts at a level considered to be adequate to cover anticipated credit losses on outstanding client receivables. Accounts are monitored by management on an ongoing basis and are written off by the Company when it has been determined that all available collection avenues have been exhausted. Bad debt recoveries are included in income as realized. At December 31, 2014, management did not consider an allowance necessary as all balances were considered collectible.

<u>Cash and cash equivalents</u>

The Company classifies highly liquid investments with original maturities of three months or less as cash and cash equivalents. Cash and cash equivalents are held in major financial institutions. Periodically, such deposits may be in excess of federally insured limits.

1. Nature of Business and Summary of Accounting Policies (continued)

Income taxes

The Company is a limited liability company for federal and state income tax purposes. Under laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Company. The income or loss of the Company is taxed to the member in its respective return.

The Company evaluates its tax positions taken or expected to be taken in the course of preparing tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold are recorded as an expense in the applicable year. As of December 31, 2014, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events

The Company has evaluated subsequent events through February 19, 2015, the date the financial statements were available to be issued. No subsequent events have occurred that would have a material impact on the presentation of the Company's financial statements.

2. Net Capital Requirements

Pursuant to the net capital provisions of the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $5,000 or the ratio of aggregate indebtedness to net capital, as defined. The ratio of aggregate indebtedness (as defined) to net capital shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2014, the Company has net capital of $272,922, which is $267,922 in excess of its required net capital of $5,000. Assets totaling $49,039 were excluded from the calculation of the Company's net capital as they are classified as non-allowable assets. The Company's ratio of aggregate indebtedness to net capital is 24.70% as of December 31, 2014

3.   Exemption from Rule 15c3-3

The Company operates pursuant to the exemption provisions of (k)(2)(i) under Rule 15c3-3 of the Securities Exchange Commission Act of 1934 (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

4.   Expense Sharing Agreement

The Company receives support from an affiliated company for such items as personnel salaries and benefits, accounting and information technology services, office equipment and other miscellaneous overhead expenses. The Company is charged a monthly fee that is dependent upon the level of personnel support required by the Company; monthly fees ranged from $40,000 to $60,000 for the Company's share of operating expenses under the expense sharing agreement during the year ended December 31, 2014. Associated executory fees payable upon execution of the initial agreement and subsequent amendments ranged from $80,000 to $110,000 during the year ended December 31, 2014.

5.   Commitments and Contingencies

Leases

The Company leases office space in San Francisco under a cancelable operating lease with 60 day notice, which will expire on December 31, 2016. The Company has an agreement with an affiliated company to charge that entity for 50% of the cost of the use of the office space.

6.   Concentrations

The Company had accounts receivable from two customers that accounted for approximately 91% of total accounts receivable at December 31, 2014.